# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND, CIK 0001266585
CUSIP: 670682111
Title of class of securities: ADJUSTABLE RATE MUNIFUND TERM PREFERRED SHARES
Address of issuer's principal executive offices: 333 W WACKER DRIVE, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 12/11/2025
Filed by CIK 0000070858
Persons authorized to receive notices and communications: BANK OF AMERICA CORPORATION, BANK OF AMERICA CORPORATE CENTER, 100 N. TRYON STREET, Charlotte, North Carolina (NC), 28255, 980-388-3188

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,870; sole dispositive power 0; shared dispositive power 1,870; aggregate amount beneficially owned 1,870 (52.4% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,870; sole dispositive power 0; shared dispositive power 1,870; aggregate amount beneficially owned 1,870 (52.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: ADJUSTABLE RATE MUNIFUND TERM PREFERRED SHARES
Name of issuer: NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND
Address of issuer's principal executive offices: 333 W WACKER DRIVE, CHICAGO, Illinois (IL), 60606
Comment:
This Amendment No. 8 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated December 21, 2012 and filed with the SEC on December 28, 2012, (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the Adjustable Rate Muni Fund Term Preferred Shares ("AMTP Shares") of Nuveen Municipal High Income Opportunity Fund (the "Issuer").

This amendment is being filed in relation to the transfer by BAPFC of 1,000 AMTP series 2032 shares (CUSIP No. 670682111) into a tender option trust arrangement designated as the TOB Series 2025-BAP0001 Trust (the "TOB Trust") on December 11, 2025. The TOB Trust has title to such 1,000 AMTP Shares but does not independently have the power to dispose or direct the disposition of the AMTP Shares. BAPFC, as a beneficiary of the Trust and through its contractual rights, retains an indirect beneficial ownership in the AMTP Shares, including with respect to the voting rights on the AMTP Shares, which additionally remain subject to the Voting Trust. The 870 AMTP series 2028 shares (CUSIP No. 670682889) held by BAPFC and referenced in the responses of the Reporting Persons to Rows (7) through (11) of the cover pages were not transferred into the TOB Trust and remain directly held by BAPFC.

## Item 2. Identity and Background
Present principal occupation or employment: Item 2(c) of the Original Schedule 13D is hereby amended by deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Criminal convictions in the last five years: Item 2(d) of the Original Schedule 13D is hereby amended by deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
Transactions in the class effected during the past sixty days: On December 11, 2025, Banc of America Preferred Funding Corporation ("BAPFC") deposited 1,000 AMTP series 2032 shares (CUSIP No. 670682111) into a tender option trust arrangement designated as the TOB Series 2025-BAP0001 Trust (the "TOB Trust") on December 11, 2025. The TOB Trust has title to such 1,000 AMTP Shares but does not independently have the power to dispose or direct the disposition of the AMTP Shares. PFC, as a beneficiary of the Trust and through its contractual rights, retains an indirect beneficial ownership in the RVMTP Shares, including with respect to the voting rights on the AMTP Shares, which additionally remain subject to the Voting Trust. The 870 AMTP series 2028 shares (CUSIP No. 670682889) held by BAPFC and referenced in the responses of the Reporting Persons to Rows (7) through (11) of the cover pages were not transferred into the TOB Trust and remain directly held by BAPFC.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the transfer of, the AMTP Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following language after the last paragraph thereof:

On December 11, 2025, Banc of America Preferred Funding Corporation ("BAPFC") deposited 1,000 AMTP Shares into a tender option trust arrangement designated as the TOB Series 2025-BAP0001 Trust (the "TOB Trust") pursuant to the TOB Trust Agreement, dated December 11, 2025, among FMSBonds, Inc, as Trustor, Wilmington Trust, National Association, as Delaware Trustee, Wilmington Trust, National Association, as Trustee Wilmington Trust, National Association, as Tender Agent, Bank of America, National Association, solely in its capacity as the Tender Option Provider and BAPFC. The TOB Trust has title to such 1,000 AMTP Shares but does not independently have the power to dispose or direct the disposition of the AMTP Shares. PFC, as a beneficiary of the Trust and through its contractual rights, retains an indirect beneficial ownership in the AMTP Shares, including with respect to the voting rights on the AMTP Shares, which additionally remain subject to the Voting Trust. Such tender option bond arrangement additionally is related to that certain Custody Agreement by and among Wilmington Trust, National Association, as custodian FMSBonds, Inc., as depositor and BAPFC, dated December 11, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:
Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.7 Schedule I
99.8 Schedule II
99.9 TOB Trust Agreement dated December 11, 2025
99.10 Custody Agreement dated December 11, 2025

## Signatures
- BANK OF AMERICA CORP /DE/: Andres Ortiz, Authorized Signatory (12/15/2025)
- Banc of America Preferred Funding Corp: Andres Ortiz, Authorized Signatory (12/15/2025)